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                                                                    Exhibit 99.3

                                          FOR : BE SEMICONDUCTOR INDUSTRIES N.V.
                                                Marconilaan 4
                                                5151 DR Drunen
                                                The Netherlands

   BE SEMICONDUCTOR INDUSTRIES COMPLETES ACQUISITION OF DATACON TECHNOLOGY AG

Drunen, the Netherlands, January 5, 2005, BE Semiconductor Industries N.V. ("the Company" or "Besi") (Nasdaq: BESI; Euronext: BESI) announced the completion of the acquisition of Datacon Technology AG ("Datacon").

Datacon is a leading global manufacturer of flip chip bonding, multi-chip die bonding and other related assembly equipment for the semiconductor and telecommunications industries. According to VLSI data for 2003, Datacon is the world's largest manufacturer of flip chip bonding equipment to the semiconductor industry with a market share of 26%. The use of flip chip bonding technology is critical for the needs of chip manufacturers to further shrink device sizes while increasing functionality for applications such as wireless telephony, personal digital assistants, consumer electronics and Internet infrastructure.

In commenting on the transaction, Richard W. Blickman, President of Besi highlighted some key factors motivating the Datacon acquisition:

- "The purchase of Datacon is a complementary product line acquisition that fits well with our goal of becoming the world's leading assembly equipment company and our strategy of offering customers a broad portfolio of cost-effective, end to end integrated solutions.

- The acquisition will increase the breadth of our product portfolio through the addition of the leading global supplier of flip chip bonding equipment and a significant competitor in the multi-chip die bonding equipment market.

- The transaction will significantly increase our scale and presence in the assembly equipment market. Based on 2003 data from VLSI, an independent research firm covering the semiconductor industry, we would move from being the seventh largest assembly equipment company to the third largest company in terms of revenues as a result of the transaction, which we believe will enhance our position in the eyes of customers and employees.

- The acquisition will further our market penetration of many key global accounts such as Infineon, ST Micro and Amkor and give us the potential to expand our relationships with customers such as Epcos, Skyworks, Bosch, Fairchild and ASE.

- Our global manufacturing resources will be expanded through the incorporation into our organization of additional, efficient production capacity. Our technology base will also be strengthened through the combination of the resources of our Besi Die Handling subsidiary with Datacon.

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-     Besi will also benefit from the depth of Datacon's management resources.
      We believe that Datacon has an excellent senior and middle management organization with a demonstrated track record. Subsequent to the acquisition, executive management will stay on with the Company and will be integrated with Besi's management team. We believe that Datacon's historical financial results reflect the leadership position of its products and management's successful business model. We also believe that Datacon has the ability to further grow through the anticipated development of the flip chip market and the opportunity to make incremental market share gains in each of its two principal product lines."

Datacon's products provide a wide range of die bonding capabilities for the advanced packaging market, ranging from high precision single die attach to sophisticated multi-chip, die and flip chip bonding applications. In addition, Datacon offers customers tailored solutions ranging from single machines to entire production lines with equipment integrated from third parties. Datacon's largest customers are principally European and North American semiconductor manufacturers such as Epcos, Infineon, Bosch, ST Micro, Skyworks and Fairchild as well as Asian assembly subcontractors such as Amkor, ASE and Chippac STATS. Datacon has production facilities in Radfeld, Austria, Gyor, Hungary and Berlin, Germany, currently employs approximately 440 people and has an estimated installed base of approximately 1,500 machines at customer locations worldwide.

Following the acquisition, Besi intends to operate Datacon as an independent subsidiary. As part of the transaction, Helmut Rutterschmidt and Gerhard Zeindl, members of the Datacon management board, will join the management board of Besi. Besi intends to retain the Datacon brand name and offer its flip chip and die bonding equipment as part of its global product portfolio of assembly equipment.

Set forth below is selected financial information for Datacon according to International Financial Reporting Standards ("IFRS"). Besi's principal accounting standard is US GAAP. Datacon's results of operations under US GAAP may vary significantly from its results of operations calculated according to IFRS.

                                    FISCAL YEAR         FISCAL YEAR        FISCAL YEAR      SIX MONTHS ENDED
                                       ENDED               ENDED              ENDED           SEPTEMBER 30,
(Euro in millions)                 MARCH 31, 2002     MARCH 31, 2003      MARCH 31, 2004    2004 (UNAUDITED)
-----------------------------      --------------     --------------      --------------    ----------------
Net Sales                                61.7               41.6              58.3                39.1

Goss Profit                              25.4               19.3              24.4                17.9

Gross Margin                             41.2%              46.4%             41.9%               45.8%

Operating Income                          4.1               (2.6)              4.9                 7.6

Net Income                                1.2               (2.9)              2.2                 5.4

Depreciation and amortization             3.1                3.3               2.9                 0.9

As of December 31, 2004, Datacon had (euro) 23.3 million of net debt.

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In the transaction, Datacon shareholders received a total consideration of
(euro) 72.6 million, of which (euro) 65 million was in cash and the balance was represented by 1,933,842 newly issued ordinary Besi shares (representing approximately 5.7% of Besi's fully diluted shares outstanding after completion of the transaction). The former Datacon shareholders have agreed that the Besi shares issued in the transaction will be held by two foundations for a period of two years from the date of closing, subject to certain permitted exceptions. Besi expects to complete the determination of the allocation of the purchase price in the first quarter of 2005 and anticipates taking a non-cash charge in the first quarter of 2005 related to in-process research and development. Excluding such charge, Besi anticipates that the transaction will be accretive to its earnings per share in 2005 assuming no synergies related to the combination of the two firms.

BE Semiconductor Industries N.V. designs, develops, manufactures, markets and services die sorting, flip chip die-attach, molding, trim and form, singulation and plating systems for the semiconductor industry's assembly operations. Its customers consist primarily of leading U.S., European, Asian, Korean and Japanese semiconductor manufacturers and subcontractors.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This press release may contain forward-looking statements, which are found in various places throughout the press release, including statements relating to expectations of future revenues, product shipments, expenses, operating results and the impact of the acquisition of Datacon on Besi's net income in fiscal year 2005. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed or discussed in our Annual Report on Form 20-F for the year ended December 31, 2003, as well as the risk that anticipated orders may not materialize or that orders received may be postponed or canceled, generally without charges; the volatility in the demand for semiconductors and our products and services; acts of terrorism and violence; overall global economic conditions; risks, such as changes in trade regulations, currency fluctuations, political instability and war, associated with substantial foreign customers, suppliers and foreign manufacturing operations; potential instability in foreign capital markets; the risk of failure to successfully manage our expanding and more diverse operations; and other key factors that could adversely affect our businesses and financial performance contained in our filings and reports, including those with the United States Securities and Exchange Commission. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise.

CONTACTS:

Richard W. Blickman                                         Cor te Hennepe
President & CEO                                             Director of Finance
Tel. (31) 416 384345                                        Tel. (31) 416 384345